Filed by Energy XXI Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: EPL
Commission File No.: 001-16179

NASDAQ: EXXI AIM: EXXI www.energyxxi.com What This Means to Energy XXI March 12, 2014 Energy XXI & EPL Merger Filed by Energy XXI Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 12 of the Securities Exchange Act of 1934 Subject Company: EPL Commission File No.: 001 - 33628

Why EPL? Creates Premier Public Independent on the GoM Shelf • To operate 10 of the largest oil fields on the GoM shelf • Almost an oil pure play, 70% by production, 91% by revenue • Expanded scale reduces risk through operational diversity Larger, High - Graded Portfolio Offers Visible Growth • Application of operational efficiencies, development techniques and exploration concepts across a broader base of properties leverages the combined company’s proven expertise Transaction is Immediately Accretive • Combined cost savings of up to $80 million in first two years • Highly accretive on both EPS and CFPS basis • Enhances strong cash flow generation profile Consistent Execution of EXXI’s Long - Term Strategy: Acquire, Exploit, Explore, Deliver • Established track record of successfully integrating large acquisitions • Solid history of growing reserves and value on acquired properties x x x x 2

Acquired Assets Integrate Seamlessly 3 GULF OF MEXICO Energy XXI Assets Vermilion Laphroaig - Pontiff South Timbalier 54 South Timbalier 21 Grand Isle 16/18 West Delta 73 South Pass 89 West Delta 30 Main Pass Complex South Pass 49 South Marsh Island 239 Eugene Island 258/259 Ship Shoal 208 Main Pass 296/311 East Bay South Pass 78 West Delta 29 South Timbalier 26/41 Additional Interest EPL Acquired Assets South Pass 49 Highlander Davy Jones Lineham Creek Blackbeard Complex The combined company will operate 10 of the largest GoM Shelf oil fields.

Acquired Asset Overview Long - Lived Oil Value Play Growth - Driven Portfolio Complementary Asset Base Key Fields EXXI Overlap East Bay South Timbalier x West Delta 27/29 x Main Pass x Ship Shoal 208 South Pass 78 & 49 x x Eugene Island 258/259 South Marsh Island 239 Core Acreage Proved Reserves by Category Proved Reserves by Area Overview Proved Reserves ( MMBoe ) 1 78.1 4Q 2013 Production (MBOE/d) 1 20.8 PDP 42% PDNP 28% PUD 30% SP 78 9% MP Area 6% SMI 239 4% SS 208 24% EB 15% WD 27/29 14% ST Area 11% EI 258/259 5% Other 12% 1 EXXI reserves and production as of 6/30/2013 less production from 7/1/2013 - 12/31/2013 pro forma for divestiture of Eugene Island 330 and South Marsh Island 128 and acquisition of West Delta 32 (Black Elk) and South Timbalier 54 (Walter). EPL reserves and production as of 12/31/2013 pro forma for Nexen acquisition. 4

Significant Near-Term Cost Savings

Key Highlights

- LOE Savings
  - Eliminate EPL's GI Shorebase
  - Optimize boats/helicopters
  - Vendor negotiations
- Windstorm
  - EPL pays $30 MM/year in windstorm/insurance
  - EXXI will spend an incremental $15 MM to increase base insurance policy and windstorm limit
- G&A
  - Eliminate majority of executive suite
  - High grade teams

Projected Benefits

	Year 1	Year 2
LOE (before insurance)	$5.0	$20.0
Insurance/Wind Derivatives	15.0	15.0
G&A	7.5	15.0
Total Savings	**$27.5**	**$50.0**

Likely combined cost savings of ~$80 MM in first two years

Additional capital savings:

- **$35 MM on WAZ**
- **~$10 MM Drilling WD29**

energyXXI

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Becoming the Premier GoM Shelf Independent 65 56 50 45 21 EXXI - Pro Forma WTI SGY EXXI EPL $48.4 $41.9 $39.1 $35.9 $27.1 EPL EXXI - Pro Forma EXXI SGY WTI 633 444 335 298 226 EXXI - Pro Forma WTI EXXI EPL SGY Proved Reserves (MMBOE) 1 Source: Company filings. 1 EXXI reserves and production as of 6/30/2013 less production from 7/1/2013 - 12/31/2013 pro forma for divestiture of Eugene Island 330 and South Marsh Island 128 and acquisition of West Delta 32 (Black Elk) and South Timbalier 54 (Walter). EPL reserves and production as of 12/31/2013 pro forma for Nexen acquisition. 2 Adjusted EBITDA margin defined as calendar Q4 2013 Adjusted EBITDA divided by quarterly production Peers include SGY, WTI Production(MBOE/d) 1 GoM Shelf Net Acres Adjusted EBITDA Margin ($/BOE) 2 243 165 144 118 78 EXXI - Pro Forma EXXI SGY WTI EPL 6

Oiliest Assets on GoM Shelf 77% 70% 66% 49% 46% EPL EXXI - Pro Forma EXXI SGY WTI 4Q 2013 Peer Production % Oil 1 74% 73% 70% 63% 47% EXXI EXXI - Pro Forma EPL WTI SGY 2013 Year - End Proved Reserves % Oil 1 Reserve Crude Percentage by Category 1 MMBOE Type % Oil 243 Proved 73% 81 Probable 75% Proved Developed Producing 112 MMBOE Proved Developed Non - Producing 40 MMBOE Proved Undeveloped 91 MMBOE 12/31/13 Pro Forma 2P $11.3 Billion PV - 10 1 Probable 81 MMBOE 1 EXXI reserves and production as of 6/30/2013 less production from 7/1/2013 - 12/31/2013 pro forma for divestiture of Eugene Island 330 and South Marsh Island 128 and acquisition of West Delta 32 (Black Elk) and South Timbalier 54 (Walter). EPL reserves and production as of 12/31/2013 pro forma for Nexen acquisition. 7

Significant Upside Development Inventory – 109 Projects I dentified » Infill Drilling Opportunities • Approximately 115 MMBOE • Low capital requirements, high success rates » Dump Flood Inventory • Pushes oil to producer leading to increased oil rate and reserve recovery at reasonable costs • 47 MMBOE based on 15% recovery uplift Exploration Inventory – 73 Projects Identified » New seismic commitments » F ocus on Central GOM oil window » Prospects could begin drilling early 2015 YE2013 Reserve Build - Up (MMBOE) 74 MMBOE 4 MMBOE 27 MMBOE 106 MMBOE 115 MMBOE 47 MMBOE 107 MMBOE 374 MMBOE NSAI Proved EI 258/259 Acquisition Proved NSAI Probable Total NSAI In-Fill Drilling Dump Flood Step Out Total Resource Base 8

Image goes here WHAT HAPPENS NOW?

EPL Becomes New Sub of EXXI Gulf Coast 10

EXXI to Exit Malaysia Deal 11 • Concentrate operational efforts on GOM core properties business – Full focus on integration of Bonnie’s properties • Consistent with strategy behind Bonnie’s acquisition • Quicker debt paydown Benefits to EXXI

Path Forward for EXXI Employees Organization • Assessing both organizations to optimize future structure • Integration of people, processes and programs Employees • Evaluating both companies for synergies • Reductions in staff likely 12 We need everyone focused on a successful transition. Severance • Communication following completion of assessment • Specific packages are to be determined Offices • Evaluating current offices between both organizations • No decision yet on NOLA offices

Summary Highlights Creates largest public independent pure play GoM shelf company “High - Grades” portfolio with larger opportunity set of oil - focused properties Immediately accretive, with synergies driven by G&A, Insurance and LOE Advances EXXI’s proven strategy: Acquire, Exploit, Explore, Deliver Let’s make this a successful transition for all of us. x x x x 13

Image goes here QUESTIONS? 14